Exhibit No. 6


BNP PARIBAS Logo




                                                                     May 4, 2001



Special Committee of
The Board of Directors
BancWest Corporation



Ladies and Gentlemen:

The Board of Directors and the Chairman and Chief Executive Officer of BNP Paribas have today authorized us to make a proposal to acquire all of the outstanding shares of BancWest Corporation common stock not already owned by BNP Paribas at a price of $35.00 in cash per share. As you know, we are making this proposal in accordance with the authorization granted by BancWest's board of directors (acting upon the unanimous recommendation of a Special Committee of independent directors) under the 1998 Standstill and Governance Agreement.

We are furnishing to you with this letter a form of the merger agreement that we would expect to enter into with BancWest. Given the regulatory approvals required to complete the acquisition, we have proposed a one-step transaction in which a newly formed subsidiary of BNP Paribas would merge with and into BancWest.

BNP Paribas is committed to maintaining the relationships it has built since 1998 with BancWest's management team and employees and we hope that Mr. Dods would be willing to remain as the chairman and chief executive officer of BancWest following the merger. We also intend in connection with the merger to enter into employment agreements with him and several of BancWest's senior executives on mutually agreeable terms and to provide for the employee incentive benefits reflected in the form of merger agreement.

Finally, we want to make clear that BNP Paribas intends to maintain BancWest's longstanding commitment to the communities it serves, especially the people of Hawaii.

BNP Paribas is prepared to devote all required resources to ensure timely completion of the proposed transaction. We understand that our proposal will be referred to the Special Committee for consideration and that the Special Committee will make a recommendation to the full BancWest board of directors. In considering our proposal, you should be aware that BNP Paribas regards its investment in BancWest as part of its long-term strategy and we would not consider reducing or disposing of our interest in BancWest.

We look forward to hearing from the Special Committee very soon.

                                          Very truly yours,

                                          BNP PARIBAS



                                          /s/ Pierre Mariani
                                          ------------------------------------
                                          Pierre Mariani
                                          Head of International Retail Banking